SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Cangialosi, Loretta V. (Last) (First) (Middle) Pfizer Inc. Att: Corporate Secretary 235 East 42nd Street (Street) New York, NY 10017 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Pfizer Inc (PFE) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year) August 30, 2002 5. If Amendment, Date of Original (Month/Day/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Vice President, Controller
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Cangialosi, Loretta V. - August 30, 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Phantom Stock Units (SSP)	1-for-1	02/28/2002	A | V	(A) 8	Immed. | (1)	Common Stock - 8	$40.05		D
Phantom Stock Units (SSP)	1-for-1	03/28/2002	A | V	(A) 306	Immed. | (1)	Common Stock - 306	$39.74		D
Phantom Stock Units (SSP)	1-for-1	04/30/2002	A | V	(A) 179	Immed. | (1)	Common Stock - 179	$36.35		D
Phantom Stock Units (SSP)	1-for-1	05/31/2002	A | V	(A) 109	Immed. | (1)	Common Stock - 109	$34.60		D
Phantom Stock Units (SSP)	1-for-1	06/28/2002	A | V	(A) 96	Immed. | (1)	Common Stock - 96	$35.00		D
Phantom Stock Units (SSP)	1-for-1	07/31/2002	A | V	(A) 104	Immed. | (1)	Common Stock - 104	$32.35		D
Phantom Stock Units (SSP)	1-for-1	08/30/2002	A |	(A) 114	Immed. | (1)	Common Stock - 114	$33.08	3,009	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
/s/ By Kathleen M. Ulrich for
    Loretta V. Cangialosi                              September 4, 2002
________________________________         __________________
** Signature of Reporting Person                         Date

By Kathleen M. Ulrich for
Loretta V. Cangialosi

SEC 1474 (3-99)

Cangialosi, Loretta V. - August 30, 2002
Form 4 (continued)
FOOTNOTE Descriptions for Pfizer Inc (PFE)

Form 4 - August 30, 2002

Loretta V. Cangialosi
Pfizer Inc. Att: Corporate Secretary
235 East 42nd Street
New York, NY 10017
Explanation of responses:

 (1)   These units, which were acquired pursuant to the Pfizer Inc. Nonfunded Deferred Compensation and Supplemental Savings Plan, are settled in cash following the reporting person's separation from service.

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